UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 23 October, 2007

ASX & MEDIA RELEASE
23 OCTOBER, 2007

YALE CANCER CENTER SPONSORS STUDY OF PHENOXODIOL FOR PROSTATE CANCER

Novogen Limited’s subsidiary, Marshall Edwards Inc. (NASDAQ: MSHL), has made the following announcement:

Researchers seek to build on previous study indicating investigational drug phenoxodiol prolonged time to progression and PSA doubling time

(New Haven, Conn., October 22)  Yale researchers have begun recruiting 60 men for a clinical trial investigating an experimental new drug, oral phenoxodiol, as a potential first line therapy for prostate cancer.  The study is funded by Yale Cancer Center .

The clinical trial will be conducted at two sites, Yale Cancer Center and the West Haven (Conn.) Veterans Administration Hospital. Yale Cancer Center, a National Cancer Institute designated comprehensive cancer center for over 30 years, is one of only 39 Centers in the nation and the only comprehensive center in Southern New England.

“Promising data on phenoxodiol in prostate cancer piqued our interest,” said Wm. Kevin Kelly, D.O., principle investigator for the trial, Associate Professor of Medicine and Associate Director of Clinical Investigations, Yale Cancer Center.  “This trial builds on the success of the previous prostate cancer trial with phenoxodiol.  We will compare results from two types of prostate cancer patients – those with androgen independent disease and those with androgen dependent disease.”

“If successful, development of phenoxodiol has the potential to provide a significant advancement in the treatment of prostate cancer,” said Dr. Kelly.

About the Study

All patients in the trial will receive 400 mg of oral phenoxodiol every 8 hours daily for 28 consecutive days (1 cycle).  Treatment outcome will be evaluated after three cycles (12 weeks) of drug administration.  Patients with progression of disease will be taken off study. Responding and stable disease patients will remain on study until disease progression or for a maximum of 12 cycles (approximately 12 months).

The primary endpoint of the trial is to determine the proportion of patients given phenoxodiol that have a 50 percent post-therapy prostate specific antigen (PSA) decline at 12 weeks in patients with:

a)	Androgen independent disease who are chemotherapy naïve (Group A); and
b)	Rising PSA after radical prostatectomy or radiotherapy that are androgen dependent (Group B)

The study will also evaluate safety of phenoxodiol in these patient populations. PSA is a protein produced by the cells of the prostate gland. PSA is present in small quantities in the serum of normal men, and is often elevated in the presence of prostate cancer and in other prostate disorders.

Selection Criteria

The study is open to prostate cancer patients of any race and ethnicity who are at least 18 years of age. All patents have to show evidence of disease progression and have adequate hematologic, renal and hepatic function.  Patients must not have had surgery in the 4 weeks prior to the trial.

A total of 60 eligible patients will be enrolled. The study calls for enrolling 25 eligible subjects into Group A and 35 eligible subjects into Group B.

A study coordinator will help patients interested in the trial to learn if they are eligible, as other selection criteria apply.  Interested patients should contact Elin Rowen, RN, Yale Cancer Center, (203) 737-2445, elin.rowen@yale.edu.

Earlier Study Indicates Phenoxodiol Delays Disease Progression

A Phase II clinical research study demonstrated a dose dependent anti-tumor effect by phenoxodiol in men with hormone refractory prostate cancer.  The trial was designed to end after 24 weeks of treatment, but was extended to 90 weeks because of the unexpected prolongation of time to progression in some patients.  No phenoxodiol-associated toxicities were reported in the study.

Researchers administered oral phenoxodiol to 26 patients at one of four dose levels, two subtherapeutic levels (20 mg and 80 mg three times daily) and two therapeutic levels (200 mg and 400 mg three times daily).  Response to therapy was determined on the basis of PSA response, PSA doubling time, and time to progression.

While all 12 patients on the two lower dose levels of phenoxodiol showed disease progression within  6 months, nine (9) of the 14 patients on the higher doses of phenoxodiol remained progression-free on phenoxodiol after 6 months, indicating that disease progression occurred far more frequently in the lower subtherapeutic dose treatment group.  In terms of PSA levels, the 12 patients in the two lower dose groups saw no improvement, while 3 of the 14 patients in the higher dose groups experienced a PSA level reduction of 50 percent or greater from baseline.  The PSA doubling time increased from a mean of 18 weeks to 43 weeks, not including the 3 of 14 patients who remained on phenoxodiol beyond the term of the study.

This study was lead by Robert Davis, MD, Sir Charles Gairdner Hospital, Perth, Australia, and was presented at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics, Philadelphia, November 17, 2005.

About Prostate Cancer

According to the National Cancer Institute, prostate cancer is the second most common type of cancer among men in this country and the second leading cause of cancer death among men in the U.S.1 Only lung cancer is more common and kills more men.  Prostate cancer will be diagnosed in more than 230,000 men in 2006, and approximately 28,000 men will die of the disease.2  At least forty percent of all men diagnosed with prostate cancer will at some point experience recurrent disease after definitive local therapy with radiation or prostatectomy.  Most commonly, recurrence is manifested as a rising PSA and/or the development of metastatic disease.3

Treatment options for early stage prostate cancer in androgen dependent pre-metastatic disease are limited.  Patient options typically include “watchful waiting” or anti-androgen treatment, a form of chemical castration that is particularly unattractive for men who at this stage of disease are otherwise healthy.

About phenoxodiol

Phenoxodiol is being developed by Marshall Edwards, Inc. as a therapy for late-stage, chemoresistant ovarian cancer and for prostate and cervical cancers.  It is a novel-acting drug that inhibits key pro-survival signaling pathways operating via sphingosine-1-phosphate and Akt.  Inhibition of these pathways leads to prevention of phosphorylation of key anti-apoptotic proteins such as XIAP.  Loss of activity of these proteins induces cell death by apoptosis and restores the sensitivity of chemoresistant tumor cells to other chemotherapy drugs.  The putative molecular target for phenoxodiol is a cancer-specific protein, accounting for the highly selective nature of the drug.

This helps explain the findings that phenoxodiol has been shown not to adversely affect normal cells in animal and laboratory testing.

Phenoxodiol has received Fast Track status from the FDA to facilitate development as a therapy for recurrent ovarian and prostate cancers. Phenoxodiol is an investigational drug and, as such, is not commercially available. Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by FDA as being safe and effective for the intended use.

Phase III Multinational Trial for Ovarian Cancer Patients Underway

Phenoxodiol in combination with carboplatin is currently being studied in a multi-national Phase III clinical trial called the OVATURE (OVArian TUmor REsponse) Trial, following positive findings of previous trials conducted in Australia and at Yale-New Haven Hospital.  The OVATURE trial is taking place at up to 60 clinical sites in the United States, Europe, and Australia.  Preliminary results from the trial are expected within 18 months.  For more information on the trial, visit www.OVATUREtrial.com.

About Marshall Edwards, Inc.

Marshall Edwards, Inc. (NASDAQ: MSHL) is majority owned by Novogen (NASDAQ: NVGN), an Australian biotechnology company that is specializing in the development of therapeutics based on a flavonoid technology platform. Novogen, based in Sydney, Australia, is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases. More information on phenoxodiol and on the Novogen group of companies can be found at http://www.marshalledwardsinc.com and http://www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

1 Ries LAG, Melbert D, Krapcho M, Mariotto A, Miller BA, Feuer EJ, Clegg L, Horner MJ, Howlader N, Eisner MP, Reichman M, Edwards BK (eds). SEER Cancer Statistics Review, 1975-2004, National Cancer Institute. Bethesda, MD, http://seer.cancer.gov/csr/1975_2004/, based on November 2006 SEER data submission, posted to the SEER web site, 2007.

2 Jemal A, Siegel R, Ward E, et al: Cancer statistics, 2006. CA Cancer J Clin 56:106-30, 2006.

3 Moul JW, Ward JF: Management of the patient with a rising PSA alone. Hematol Oncol Clin North Am 20:897-908, 2006.